Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on the Authorization to Xiamen Airlines Company Limited on the Provision of Guarantees to its Subsidiaries”, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

26 May 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and YAN Andrew Y as independent non-executive Directors.

Stock short name: China South Air    Stock Code: 600029    Notice No.: Lin 2021-021

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED ON THE AUTHORIZATION TO XIAMEN AIRLINES COMPANY LIMITED ON THE PROVISION OF GUARANTEES TO ITS SUBSIDIARIES

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•

Information on the authorization on provision of guarantees: it is proposed to authorize Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”) to provide guarantees to Hebei Airlines Company Limited (hereinafter referred to as “Hebei Airlines”), Xiamen Airlines Finance (Hong Kong) Company Limited (hereinafter referred to as “Xiamen Airlines Finance”), Xiamen Airlines Finance Lease Company Limited (hereinafter referred to as “Xiamen Airlines Lease”) and Jiangxi Airlines Company Limited (hereinafter referred to as “Jiangxi Airlines”) with an aggregate balance up to RMB5,300 million, RMB600 million, RMB3,500 million and RMB1,320 million or equivalent in foreign currency during the period from 1 July 2021 to 30 June 2022, respectively;

•

As at the date of this announcement, the balance of guarantees provided by Xiamen Airlines to Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines are approximately RMB1,728 million, RMB0, RMB0 and RMB996 million, respectively;

•

In accordance with the relevant requirements of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the authorization on the provisions of guarantees is subject to approval at the general meeting of the Company.

I. OVERVIEW OF THE GUARANTEES

In accordance with the Articles of Association of Company, the Company’s ninth session of the Board held an extraordinary meeting by way of correspondence on 26 May 2021, in which, considered and approved unanimously that during the period from 1 July 2021 to 30 June 2022, Xiamen Airlines:

to provide guarantees to Hebei Airlines with an aggregate balance up to RMB5,300 million or equivalent in foreign currency; to provide guarantees to Xiamen Airlines Finance with an aggregate balance up to RMB600 million or equivalent in foreign currency; to provide guarantees to Xiamen Airlines Lease with an aggregate balance up to RMB3,500 million or equivalent in foreign currency; to provide guarantees in proportion to its contribution to Jiangxi Airlines with an aggregate balance up to RMB1,320 million or equivalent in foreign currency on the premise that the other shareholder of Jiangxi Airlines shall provide corresponding guarantee to Jiangxi Airlines in proportion to its contribution; to authorize the legal representative of Xiamen Airlines or his authorized person to sign the corresponding documents as to guarantee upon the approval from the general meeting.

The number of Directors supposed to be present at the extraordinary meeting was 6, of which 6 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law, Securities Law and the Articles of Association of the Company. The aforementioned guarantees shall be submitted to the upcoming general meeting of the Company for consideration.

II. BASIC INFORMATION OF THE GUARANTEED PARTY

(I) Basic information of the guaranteed party

1. Name of the guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Chang’an District, Shijiazhuang, Hebei Province

Legal representative: Jiang Wei Dong

Registered capital: RMB2.6 billion

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the prohibition and those need to approved in the country); insurance broker and agency services; food and beverages services; retail of prepackaged foods, daily necessities, artware and souvenir. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department).

Material contingencies affecting solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party was rated AA+ for the credit rating by Industrial and Commercial Bank of China.

Shareholding structure: Hebei Airlines is owned as to 100% by Xiamen Airlines.

Financial information for the latest one year and one period:

		Unit: RMB million
Item	As at 31 December 2020	As at 31 March 2021 (unaudited)
Total assets	3,336.95	4,520.11
Total liabilities	1,738.86	3,511.40
Total bank loans	0	0
Total current liabilities	1,100.28	1,562.92
Net assets	1,598.09	1,008.71

	January-December 2020	January-March 2021 (unaudited)
Revenue	2,199.05	265.90
Net profit	-379.74	-225.23

2. Name of the guaranteed party: Xiamen Airlines Finance (Hong Kong) Company Limited

Place of registration: FLAT/RM A BLK 9 12/F ISLAND HARBOURVIEW 11

HAIFAN RD TAI KOK TSUI KL，HONGKONG

Legal representative: Zeng Yi Wei

Registered capital: Approximately RMB250 million

Business scope: Import and export trade, procurement of aircraft, procurement of engines, procurement of aviation materials, procurement of jet fuel, aircraft leasing, aviation consulting services and other services.

Material contingencies affecting solvency of the guaranteed party: None

Shareholding structure: Xiamen Airlines Finance is owned as to 100% by Xiamen Airlines.

Financial information for the latest one year and one period:

		Unit: RMB million
Item	As at 31 December 2020	As at 31 March 2021 (unaudited)
Total assets	189.05	190.31
Total liabilities	0.01	0.01
Total bank loans	0	0
Total current liabilities	0.01	0.01
Net assets	189.04	190.30

	January-December 2020	January-March 2021 (unaudited)
Revenue	0.05	0.003
Net profit	0.95	0.45

3. Name of the guaranteed party: Xiamen Airlines Finance Lease Company Limited

Place of registration: Unit H, 431, 4th Floor, Building C, Xiamen International Shipping Center, No. 93 Xiangyu Road, Xiamen Area of China (Fujian) Pilot Free Trade Zone

Legal representative: Zeng Yi Wei

Registered capital: RMB1.0 billion

Business scope: Finance leasing business, leasing business, purchase of leased property from domestic and overseas, dealing with residual value and maintenance of leased property, leasing transaction consultation and guarantee, other finance leasing business approved by the approval departments; concurrently engaging in commercial factoring related to main business; other unspecified professional consultation services (excluding items requiring approval); import and export of various types of commodities and technologies (not attached to the import and export commodity catalogue), except for commodities and technologies that are restricted or prohibited by the State to operate or import or export by the company; society economic consultation (excluding financial business consultation); other unspecified service industries (excluding items requiring approval).

Material contingencies affecting solvency of the guaranteed party: None

Shareholding structure: Xiamen Airlines Lease is owned as to 75% by Xiamen Airlines and 25% by Xiamen Airlines Finance, respectively.

Financial information for the latest one year and one period:

		Unit: RMB million
Item	As at 31 December 2020	As at 31 March 2021 (unaudited)
Total assets	350.64	351.58
Total liabilities	1.65	0.72
Total bank loans	0	0
Total current liabilities	1.65	0.72
Net assets	348.99	350.86

	January-December 2020	January-March 2021 (unaudited)
Revenue	3.52	2.41
Net profit	3.99	1.87

4. Name of the guaranteed party: Jiangxi Airlines Company Limited

Place of registration: Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative: Zhang Zhi Zhong

Registered capital: RMB2.0 billion

Business Scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing, aviation material supply chain management, self-operation and as agent for import and export of various commodities and technologies (except for the import and export of commodities and technologies to be carried out by companies being prohibited or restricted by the state); food sales; online trade agency; other retail businesses not listed (excluding those subject to permit and approval); all types of domestic advertising design, production, publishing and agency. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department).

Material contingencies affecting solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party was rated BBB+ for the credit rating by Bank of China.

Shareholding structure: Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Industry Group Co., Ltd. (江西省航空产业集团有限公司), respectively.

Financial information for the latest one year and one period:

		Unit: RMB million
Item	As at 31 December 2020	As at 31 March 2021 (unaudited)
Total assets	2,694.18	3,466.59
Total liabilities	1,120.20	2,022.80
Total bank loans	0	0
Total current liabilities	494.92	852.94
Net assets	1,573.98	1,443.79

	January-December 2020	January-March 2021 (unaudited)
Revenue	822.34	209.59
Net profit	-159.10	-59.39

(II) Relationship between the Guaranteed Parties and the Company

Xiamen Airlines, a controlled subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines, Xiamen Airlines Finance and Xiamen Airlines Lease are wholly-owned subsidiaries of Xiamen Airlines. Jiangxi Airlines is a controlled subsidiary of Xiamen Airlines, which owns 60% shareholdings of Jiangxi Airlines.

III. MAIN CONTENTS OF AUTHORIZATION ON THE PROVISION OF GUARANTEES

(I) Provision of Guarantees by Xiamen Airlines for Hebei Airlines

1. Guarantee Method: joint liability guarantee

2. Guarantee Amounts: aggregate balance up to RMB5,300 million or equivalent in foreign currency during the period from 1 July 2021 to 30 June 2022.

3. Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right involved in the financing contract and aircraft leasing contract of Hebei Airlines.

4. Period of Guarantee: agreed based on the period of principal debt.

(II) Provision of Guarantees by Xiamen Airlines for Xiamen Airlines Finance

1. Guarantee Method: joint liability guarantee

2. Guarantee Amounts: aggregate balance up to RMB600 million or equivalent in foreign currency during the period from 1 July 2021 to 30 June 2022.

3. Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right involved in the financing contract of Xiamen Airlines Finance.

4. Period of Guarantee: agreed based on the period of principal debt.

(III) Provision of Guarantees by Xiamen Airlines for Xiamen Airlines Lease

1. Guarantee Method: joint liability guarantee

2. Guarantee Amounts: aggregate balance up to RMB3,500 million or equivalent in foreign currency during the period from 1 July 2021 to 30 June 2022.

3. Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right involved in the financing contract and aircraft leasing contract of Xiamen Airlines Lease.

4. Period of Guarantee: agreed based on the period of principal debt.

(IV) Provision of Guarantees by Xiamen Airlines for Jiangxi Airlines

1. Guarantee Method: joint liability guarantee

2. Guarantee Amounts: aggregate balance up to RMB1,320 million or equivalent in foreign currency during the period from 1 July 2021 to 30 June 2022.

3. Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right involved in the financing contract and aircraft leasing contract of Jiangxi Airlines.

4. Period of Guarantee: agreed based on the period of principal debt.

As at the date of this announcement, Xiamen Airlines has not exceeded the scope of authorization to enter into any relevant guarantee agreement with any third-party entity. The foregoing approved guarantee limit shall be only the guarantee limit available to be provided by Xiamen Airlines as authorized. As to the specific guarantee amount within the foregoing guarantee limit, the guarantee contract entered into with relevant financial institutions shall prevail. The Company will perform its information disclosure obligations according to the actual signing of guarantee contract.

IV. OPINIONS OF THE BOARD

The important decisions and daily operations of Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines, are under the absolute control of Xiamen Airlines as subsidiaries of Xiamen Airlines, and hence the significant risks are foreseeable and under effective management. Xiamen Airlines has developed strict fund raising standards for strictly monitoring the fund raising of Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines. The Board is of the opinion that Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines have adequate solvency under centralized operation and management by Xiamen Airlines. Xiamen Airlines provides guarantees to Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines by taking full considerations of their actual needs for production, operation and development. This would help to expand their financing channels, reduce their financing costs and meet the overall needs for the development of the Company and Xiamen Airlines.

Independent Directors of the Company express their independent opinions on the aforesaid provision of guarantees as follows: 1. approved Xiamen Airlines to provide to Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines a respective guarantee with an accumulative balance of not more than RMB5,300 million, RMB600 million, RMB3,500 million and RMB1,320 million or equivalent in foreign currency. The aforesaid provision of guarantees took full considerations of the actual needs for production, operation and development of the abovementioned companies. This would help to expand their financing channels, reduce their financing costs; the provision of guarantees meets the overall needs for the development of the Company and Xiamen Airlines and is also in the interests of the Company and all shareholders; 2. the guaranteed parties Hebei Airlines, Jiangxi Airlines, Xiamen Airlines Finance and Xiamen Airlines Lease are wholly-owned subsidiaries of Xiamen Airlines. And the guarantee to Jiangxi Airlines, which is a controlled subsidiary of Xiamen Airlines, is based on the premise that the other shareholder of Jiangxi Airlines shall provide corresponding guarantees in proportion to its contribution. Therefore, Xiamen Airlines can effectively control and prevent the guarantee risks, and no damage would be caused to the interests of the Company and all shareholders; 3. the decision-making procedures of the Board in respect of the abovementioned guarantees are in compliance with the requirements of the listing rules of the listing place and the Articles of Association of the Company, and are legitimate and effective.

V. STATUS OF THE ACCUMULATED EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB207.8011 million, representing approximately 0.30% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB21.1679 million. The balance of guarantees provided by the Company and controlled subsidiaries to 45 special purpose vehicles in operation was US$4,220 million, and no overdue guarantees up to date. The balance of external guarantee provided by Xiamen Airlines for its controlled subsidiaries was RMB2,724 million. The total guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB29,851 million, representing approximately 43.05% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

Board of Directors of

China Southern Airlines Company Limited

26 May 2021